The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAR -7 AM 8:07

02015692

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

19th February, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th February 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 19th February 2002, confirming that Barclays PLC, through its subsidiary Barclays Bank PLC, has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th February 2002, held 23,967,826 shares, being 3.04% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

19th February, 2002.

AVS Security No: 762993

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 14th February 2002 and received on 19th February 2002, that Barclays PLC, through its subsidiary Barclays Bank PLC, has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th February 2002, held 23,967,826 shares, being 3.04% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary